Exhibit 99.1

PAYSAFE REPORTS FIRST QUARTER 2024 RESULTS;

REAFFIRMS FULL YEAR OUTLOOK

London, UK – May 13, 2024 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE), a leading payments platform, today announced its financial results for the first quarter of 2024.

First Quarter 2024 Financial Highlights

(Metrics compared to first quarter of 2023, unless otherwise noted)

•
Revenue of $417.7 million, increased 8%; increased 7% on a constant currency basis
•
Total Payment Volume of $36.1 billion, increased 7%
•
Net income of $3.1 million, or $0.05 per diluted share, compared to net loss of $3.8 million, or ($0.06) per diluted share
•
Adjusted net income of $35.3 million, or $0.57 per diluted share, compared to $33.1 million, or $0.54 per diluted share
•
Adjusted EBITDA of $111.9 million, increased 4%; increased 3% on a constant currency basis
•
Net leverage1 decreased to 4.9x as of March 31, 2024, compared to 5.0x as of December 31, 2023

Bruce Lowthers, CEO of Paysafe, commented: “We are off to a great start this year, delivering 8% year-over-year revenue growth in the first quarter, reinforcing that our strategic initiatives and associated investments are driving momentum in the business and setting us up for long-term success. We remain confident in our financial outlook for this year, which reflects stronger underlying revenue performance, anchored by improved operational execution.”

Recent Strategic and Operational Highlights

•
Published Paysafe's inaugural sustainability report
•
Expanded sales team as part of previously announced investment plans to enhance Paysafe's go-to-market capabilities to support growth in target verticals
•
Capital returns - repurchased 989,419 of Paysafe's common shares for $14 million
•
Advanced our white label wallet strategy through a partnership with Xsolla, a leader in game commerce
•
Launched Paysafe's Pay by Bank solution for U.S. iGaming, allowing bettors to log-in directly to their bank accounts at online sportsbooks’ cashiers to fund real-time wagers
•
Paysafe is now processing iGaming payments in 33 U.S. states and territories, including Q1 launches in Vermont and North Carolina
•
Completed our network tokenization offering by integrating with Mastercard’s Secure Card on File, providing cardholders with an extra layer of protection and enhancing their payment journey

(1)
Paysafe defines net leverage as net debt (total debt less cash and cash equivalents) divided by the sum of the last twelve months (LTM) Adjusted EBITDA. For the period ended March 31, 2024, total debt was $2,457.4 million and cash and cash equivalents was $202.1 million, and LTM Adjusted EBITDA was $462.8 million. For the period ended December 31, 2023, total debt was $2,501.8 million and cash and cash equivalents was $202.3 million, and LTM Adjusted EBITDA was $458.7 million.

First Quarter of 2024 Summary of Consolidated Results

	Three Months Ended
	March 31,
($ in thousands) (unaudited)	2024	2023
Revenue	$417,738	$387,849
Gross Profit (excluding depreciation and amortization)	$247,365	$228,910
Net income / (loss)	$3,056	$(3,808)

Adjusted EBITDA	$111,916	$107,815
Adjusted net income	$35,306	$33,076

Total revenue for the first quarter of 2024 was $417.7 million, an increase of 8%, compared to $387.8 million in the prior year period, reflecting 7% growth in total payment volume. Excluding a $2.1 million favorable impact from changes in foreign exchange rates, total revenue increased 7%. Revenue from the Merchant Solutions segment increased 11%, reflecting double-digit growth in e-commerce as well as growth from small and medium-sized businesses ("SMBs") driven by initiatives to expand our sales capabilities and optimize the portfolio. Revenue from the Digital Wallets segment increased 5% as reported and 4% in constant currency, reflecting growth from gambling merchants as well as ongoing initiatives related to product and consumer engagement.

Net income for the first quarter increased to $3.1 million, compared to a net loss of $3.8 million in the prior year period. An increase in expenses for depreciation and amortization, share-based compensation, and taxes was more than offset by an increase in other income as well as a decrease in interest expense, which declined by $2.5 million, despite higher interest rates year-over-year, partly reflecting our focus on reducing debt.

Adjusted net income for the first quarter increased 7% to $35.3 million, compared to $33.1 million in the prior year period.

Adjusted EBITDA for the first quarter was $111.9 million, an increase of 4%, compared to $107.8 million in the prior year period. Excluding a $0.4 million favorable impact from changes in foreign exchange rates, Adjusted EBITDA increased 3%, primarily reflecting revenue growth, partially offset by incremental expenses related to previously announced initiatives to expand the sales team and optimize the portfolio as well as higher severance and credit loss expense.

First quarter operating cash flow was $58.8 million, compared to $20.0 million in the prior year period, which was mainly driven by lower taxes paid and the timing of bonus payments. Unlevered free cash flow was $69.2 million, compared to $42.2 million in the prior year period.

Balance Sheet

As of March 31, 2024, total cash and cash equivalents were $202.1 million, total debt was $2.5 billion and net debt was $2.3 billion. Compared to December 31, 2023, total debt decreased by $44.5 million, reflecting net repayments of $14.6 million as well as movement in foreign exchange rates.

2023 Sustainability Report

Demonstrating our commitment to acting as a responsible fintech company, Paysafe published its first Sustainability Report today, outlining the core tenets of the new strategy, its key pillars, and commitments. Paysafe’s approach to sustainability seeks to deepen the company’s work in four key areas where the greatest impact can be realized: Trusted technology, Engaged employees, Thriving society, and Responsible business principles.

Paysafe has established an oversight framework to drive the strategy and set targets across all focus areas to ensure accountability and monitor performance. Embedding sustainability practices into every level of the organization will increase the positive impact Paysafe makes on customers, employees, society and the environment.

The report can be accessed on the Sustainability section of Paysafe’s website at https://www.paysafe.com/en/about/sustainability/.

Paysafe’s Sustainability Report highlights the company’s commitment to focus on the following four pillars:

•
Trusted technology: delivering security and protection for consumers and merchants alike by continually strengthening the security of our products, services and internal processes, providing a great customer experience, underpinned by trust, convenience and support for the vulnerable and a responsible approach to technology and innovation.
•
Engaged employees: attracting and retaining the right talent through offering our people a great place to work, which rewards commitment, promotes engagement, offers development opportunities and prioritizes their wellbeing, building upon our diverse workforce at every level of the business.
•
Thriving society: striving to make a positive contribution to society by increasing accessibility to financial and digital products for all customers, supporting community volunteer programs, corporate donations, and reducing the impact of our operations and value chain on the environment.
•
Responsible business practices: operating in a responsible manner by promoting effective governance, ethics and compliance across our organization through experienced leaders, established committees and robust policies, standards and procedures to guide everyone that works for Paysafe, including our suppliers and partners.

Summary of Segment Results

	Three Months Ended
	March 31,		YoY
($ in thousands) (unaudited)	2024	2023	change
Revenue:
Merchant Solutions	$231,398	$208,521	11%
Digital Wallets	$190,457	$181,448	5%
Intersegment	$(4,117)	$(2,120)	94%
Total Revenue	$417,738	$387,849	8%

Adjusted EBITDA:
Merchant Solutions	$49,178	$52,336	-6%
Digital Wallets	$83,274	$79,209	5%
Corporate	$(20,536)	$(23,730)	13%
Total Adjusted EBITDA	$111,916	$107,815	4%

Full Year 2024 Financial Guidance

($ in millions) (unaudited)	Full Year 2024
Revenue	$1,688 - $1,712
Adjusted EBITDA	$473 - $488

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 4:30 p.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Monday, May 13 2024, at 4:30 p.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-0752 (U.S. toll-free); 201-389-0912 (International)

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 25 years of online payment experience, an annualized transactional volume of $140 billion in 2023, and approximately 3,200 employees located in 12+ countries, Paysafe connects businesses and consumers across 260 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Crystal Wright

Paysafe

crystal.wright@paysafe.com

+1 (904) 328-7740

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE,” the “Company,” “we,” “us,” or “our”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” "will," “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks, uncertainties, and events that may cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or being deemed to be handling proceeds resulting from the criminal activity by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of fourth parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of regional epidemics or a global pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended
	March 31,
($ in thousands)	2024	2023
Revenue	$417,738	$387,849
Cost of services (excluding depreciation and amortization)	170,373	158,939
Selling, general and administrative	144,808	128,311
Depreciation and amortization	68,310	63,547
Impairment expense on goodwill and intangible assets	653	82
Restructuring and other costs	452	1,990
Loss on disposal of subsidiary and other assets, net	177	—
Operating income	32,965	34,980
Other income, net	12,355	2,547
Interest expense, net	(34,965)	(37,456)
Income before taxes	10,355	71
Income tax expense	7,299	3,879
Net income / (loss)	$3,056	$(3,808)

Net income / (loss) per share – basic	$0.05	$(0.06)
Net income / (loss) per share – diluted	$0.05	$(0.06)

Net income / (loss)	$3,056	$(3,808)
Other comprehensive (loss) / income, net of tax of $0:
(Loss)/gain on foreign currency translation	(7,612)	2,174
Total comprehensive loss	$(4,556)	$(1,634)

Paysafe Limited Consolidated Net income / (loss) per share

	Three Months Ended
	March 31,
	2024	2023
Numerator ($ in thousands)
Net income / (loss) - basic	$3,056	$(3,808)
Net income / (loss) - diluted	$3,056	$(3,808)
Denominator (in millions)
Weighted average shares – basic	61.6	61.0
Weighted average shares – diluted (1)	62.0	61.0
Net income / (loss) per share
Basic	$0.05	$(0.06)
Diluted	$0.05	$(0.06)

(1)
The denominator used in the calculation of diluted net income per share for the three months ended March 31, 2024, includes an additional 0.4 million shares representing the dilutive effect of the Company's restricted stock units.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$202,134	$202,322
Customer accounts and other restricted cash	1,172,818	1,295,947
Accounts receivable, net of allowance for credit losses of $6,322 and $5,240, respectively	176,283	162,081
Settlement receivables, net of allowance for credit losses of $4,774 and $5,197, respectively	179,404	171,224
Prepaid expenses and other current assets	61,454	74,919
Total current assets	1,792,093	1,906,493
Deferred tax assets	77,273	77,273
Property, plant and equipment, net	18,925	17,213
Operating lease right-of-use assets	28,649	22,120
Derivative financial assets	11,097	10,427
Intangible assets, net	1,109,934	1,163,935
Goodwill	2,006,801	2,023,402
Other assets – non-current	9,381	6,838
Total non-current assets	3,262,060	3,321,208
Total assets	$5,054,153	$5,227,701

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$206,649	$202,699
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,357,682	1,477,017
Operating lease liabilities – current	8,241	8,233
Contingent and deferred consideration payable – current	10,183	11,828
Liability for share-based compensation – current	3,105	2,701
Total current liabilities	1,596,050	1,712,668
Non-current debt	2,447,162	2,491,643
Operating lease liabilities – non-current	23,357	16,963
Deferred tax liabilities	108,540	111,705
Warrant liabilities	1,698	1,423
Liability for share-based compensation – non-current	2,798	3,108
Contingent and deferred consideration payable – non-current	642	6,878
Total non-current liabilities	2,584,197	2,631,720
Total liabilities	4,180,247	4,344,388
Commitments and contingent liabilities
Total shareholders' equity	873,906	883,313
Total liabilities and shareholders' equity	$5,054,153	$5,227,701

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Three Months Ended
	March 31,
($ in thousands)	2024	2023 (1)
Cash flows from operating activities
Net income / (loss)	$3,056	$(3,808)
Adjustments for non-cash items:
Depreciation and amortization	68,581	63,547
Unrealized foreign exchange gain	(2,519)	(5,598)
Deferred tax (benefit) / expense	(1,767)	7,782
Interest expense, net	3,634	8,563
Share-based compensation	9,359	7,216
Other income, net	(7,162)	(3,189)
Impairment expense on goodwill and intangible assets	653	82
Allowance for credit losses and other	11,739	3,923
Loss on disposal of subsidiary and other assets, net	177	—
Non-cash lease expense	2,232	2,243
Movements in working capital:
Accounts receivable, net	(24,222)	(12,766)
Prepaid expenses and other current assets	(1,788)	(11,947)
Accounts payable and other liabilities	(3,792)	(15,752)
Income tax receivable / (payable)	654	(20,282)
Net cash flows from operating activities	58,835	20,014
Cash flows in investing activities
Purchase of property, plant & equipment	(3,719)	(2,732)
Purchase of merchant portfolios	—	(4,399)
Other intangible asset expenditures	(20,706)	(27,636)
Receipts under derivative financial instruments	2,531	2,224
Cash inflow from merchant reserves	6,510	—
Other investing activities, net	1,559	—
Net cash flows used in investing activities	(13,825)	(32,543)
Cash flows from financing activities
Cash settled equity awards	—	(484)
Repurchases of shares withheld for taxes	(257)	(3,690)
Purchase of treasury shares	(12,000)	—
Settlement funds - merchants and customers, net	(108,302)	(138,975)
Repurchase of borrowings	(30,545)	(57,386)
Proceeds from loans and borrowings	50,242	25,781
Repayments of loans and borrowings	(33,759)	(13,329)
Proceeds under line of credit	225,000	225,000
Repayments under line of credit	(225,000)	(225,000)
Contingent consideration paid	(7,755)	(6,475)
Net cash flows used in financing activities	(142,376)	(194,558)
Effect of foreign exchange rate changes	(25,951)	20,379
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(123,317)	$(186,708)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,498,269	2,127,195
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,374,952	$1,940,487

	Three Months Ended
	March 31,
	2024	2023
Cash and cash equivalents	$202,134	$221,687
Customer accounts and other restricted cash	1,172,818	1,718,800
Total cash and cash equivalents, including customer accounts and other restricted cash	$1,374,952	$1,940,487

(1)
During the fourth quarter of 2023, the Company elected to change its presentation of the cash flows associated with "Settlement receivables, net" and "Funds payable and amounts due to customers" from operating activities, to present them as financing activities within its Consolidated Statements of Cash Flows. Comparative amounts have been recast to conform to current period presentation. These recasts had no impact on the Consolidated Statements of Comprehensive Loss, Consolidated Statements of Financial Position or Consolidated Statements of Shareholders' Equity.

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the Company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and intangible assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders ability to evaluate the Company’s business performance and profitability by improving comparability of operating results across reporting periods.

Unlevered free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs and cash paid for interest. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Management believes unlevered free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Net leverage is defined as net debt (gross debt less cash and cash equivalents) divided by the last twelve months Adjusted EBITDA. Management believes net leverage is a useful measure of the Company's credit position and progress towards leverage targets.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measure of Adjusted

EBITDA provided herein have not been reconciled to the comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Income / (Loss) to Adjusted EBITDA

	Three Months Ended
	March 31,
($ in thousands)	2024	2023
Net income / (loss)	$3,056	$(3,808)
Income tax expense	7,299	3,879
Interest expense, net	34,965	37,456
Depreciation and amortization	68,310	63,547
Share-based compensation expense	9,359	7,216
Impairment expense on goodwill and intangible assets	653	82
Restructuring and other costs	452	1,990
Loss on disposal of subsidiaries and other assets, net	177	—
Other income, net	(12,355)	(2,547)
Adjusted EBITDA	$111,916	$107,815

Reconciliation of Operating Cash Flow to Non-GAAP Unlevered Free Cash Flow

	Three Months Ended
	March 31,
($ in thousands)	2024	2023 (1)
Net cash inflows from operating activities	$58,835	$20,014
Capital expenditure	(24,425)	(30,368)
Cash paid for interest	31,331	28,893
Payments relating to Restructuring and other costs	3,453	23,684
Unlevered Free Cash Flow	$69,194	$42,223
Adjusted EBITDA	111,916	107,815

(1)
During the fourth quarter of 2023, the Company elected to change its presentation of "Settlement receivables, net" and "Funds payable and amounts due to customers" from operating activities, to present them as financing activities within its Consolidated Statements of Cash Flows. As a result, the reconciling item related to "Movements in customer accounts and other restricted cash" is no longer required in the unlevered free cash flow reconciliation. Comparative amounts have been recast to conform to current period presentation.

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended
	March 31,
($ in thousands)	2024	2023
Revenue	$417,738	$387,849
Cost of services (excluding depreciation and amortization)	170,373	158,939
Depreciation and amortization	68,310	63,547
Gross Profit (1)	$179,055	$165,363
Depreciation and amortization	68,310	63,547
Gross Profit (excluding depreciation and amortization)	$247,365	$228,910

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.

Reconciliation of GAAP Net Income / (Loss) to Adjusted Net Income

	Three Months Ended
	March 31,
($ in thousands)	2024	2023
Net income / (loss)	$3,056	$(3,808)
Other non operating income, net (1)	(9,774)	(764)
Impairment expense on goodwill and intangible assets	653	82
Amortization of acquired assets (2)	33,603	33,673
Restructuring and other costs	452	1,990
Loss on disposal of subsidiaries and other assets, net	177	—
Share-based compensation expense	9,359	7,216
Discrete tax items (3)	5,465	5,479
Income tax expense on non-GAAP adjustments (4)	(7,685)	(10,792)
Adjusted net income	$35,306	$33,076
(in millions)
Weighted average shares - diluted	62.0	61.0
Adjusted diluted impact	0.0	0.4
Adjusted weighted average shares - diluted	62.0	61.4

(1)
Other non-operating income, net primarily consists of income and expenses outside of the Company's operating activities, including, fair value gain / loss on warrant liabilities and derivatives, gain / loss on repurchases of debt, gain / loss on foreign exchange and the release of certain provisions.
(2)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
Discrete tax items mainly represent (a) valuation allowance recorded on deferred tax assets of $5,502 and $740 for the three months ended March 31, 2024 and 2023, respectively (b) measurement period adjustments which were ($57) and $2,529 for the three months ended March 31, 2024 and 2023, respectively and (c) discrete tax expense on share-based compensation, which would not have been incurred as share-based compensation expense is removed from adjusted net income, of $182 and $0 for the three months ended March 31, 2024 and 2023, respectively. The remaining discrete tax items relate to the remeasurement of certain deferred tax balances due to changes in the statutory tax rates in certain jurisdictions.
(4)
Income tax expense on non-GAAP adjustments reflects the tax expense on each taxable adjustment using the current statutory tax rate of the applicable jurisdiction specific to that adjustment.

Adjusted Net Income per Share

	Three Months Ended
	March 31,
	2024	2023
Numerator ($ in thousands)
Adjusted net income - basic	$35,306	$33,076
Adjusted net income - diluted	$35,306	$33,076
Denominator (in millions)
Weighted average shares – basic	61.6	61.0
Adjusted weighted average shares – diluted (1)	62.0	61.4
Adjusted net income per share
Basic	$0.57	$0.54
Diluted	$0.57	$0.54

(1)
The denominator used in the calculation of diluted adjusted net income per share for the three months ended March 31, 2024 and 2023 includes the dilutive effect of the Company's restricted stock units.